Exhibit 2.1

EXECUTION COPY

ACQUISITION AGREEMENT

DENISON MINES CORP.

- and -

JNR RESOURCES INC.

November 13, 2012

TABLE OF CONTENTS

ARTICLE 1

INTERPRETATION

1.1	Definitions	1
1.2	Construction	8
1.3	Currency	9
1.4	Knowledge	9
1.5	Disclosure Letter	9
1.6	Schedules	9
	ARTICLE 2
	OFFER

2.1	Offer	10
2.2	Board Approval and Company Support for the Offer	13
2.3	Consent Under Confidentiality Agreement	14
2.4	Options	14
2.5	Warrants	15
2.6	Change of Board	15
2.7	Compulsory Acquisition/Subsequent Acquisition Transaction	15
2.8	Offer by Subsidiary	16
	ARTICLE 3
	REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

3.1	Representations and Warranties	16
3.2	Investigation	16
3.3	Survival of Representations and Warranties	16

	ARTICLE 4
	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1	Representations and Warranties	16
4.2	Investigation	16
4.3	Survival of Representations and Warranties	17

	ARTICLE 5
	CONDUCT OF BUSINESS

5.1	Conduct of Business by the Company	17
5.2	Covenants of the Offeror	21
	ARTICLE 6
	COVENANTS RELATING TO ACQUISITION PROPOSALS

6.1	Non-Solicitation	22
6.2	Notification of Acquisition Proposals	23
6.3	Responding to Acquisition Proposals and Superior Proposals	23

	ARTICLE 7
	OTHER COVENANTS

7.1	Further Assurances	26
7.2	Notification of Certain Matters	26
7.3	Access	26
7.4	Shareholder Claims	26
7.5	Public Statements	27
7.6	Directors’ and Officers’ Insurance and Indemnification	27
7.7	Regulatory Filings and Approvals	28
7.8	Cooperation Regarding Regulatory Filings and Approvals	28
7.9	Alternative Transaction and Pre-Acquisition Reorganization	28

	ARTICLE 8
	TERMINATION

8.1	Termination	30
8.2	Termination Payment	32
8.3	Effect of Termination	33
8.4	Remedies	33

	ARTICLE 9
	GENERAL PROVISIONS

9.1	Amendment	33
9.2	Waiver	33
9.3	Expenses; Advisors	34
9.4	Notices	34
9.5	Severability	35
9.6	Entire Agreement	35
9.7	Assignment	35
9.8	Governing Law	36
9.9	Contra Proferentum	36
9.10 9.11	No Third Party Beneficiaries Time of Essence	36 36
9.12	Counterparts	36

Schedule A CONDITIONS OF THE OFFER Schedule B REPRESENTATIONS AND WARRANTIES OF THE OFFEROR Schedule C REPRESENTATIONS AND WARRANTIES OF THE COMPANY

ACQUISITION AGREEMENT

THIS AGREEMENT made as of the 13th day of November, 2012.

BETWEEN:

DENISON MINES CORP.,
a corporation existing under the laws of Ontario,

(hereinafter referred to as the “Offeror”),

- and -

JNR RESOURCES INC.,
a corporation existing under the laws of British Columbia,

(hereinafter referred to as the “Company”)

WHEREAS the Offeror desires to acquire all of the common shares of the Company including all common shares issuable on exercise of the Options or the Warrants (as such terms are defined herein) and is prepared to make an offer to acquire such common shares;

AND WHEREAS contemporaneously herewith, the Offeror has entered into a lock-up agreement with each of the Locked-Up Shareholders (as defined herein) pursuant to which, among other things, each such shareholder has agreed to irrevocably tender to the Offer (as defined herein) all of the common shares of the Company held by them, on the terms and subject to the conditions set forth in such agreements;

AND WHEREAS the Board of the Company has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the Company and the holders of the common shares of the Company for the Company to enter into this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

“Acquisition Proposal” means:

(a)	any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of the Company;

(b)	any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of the Company representing 20% or more of the assets, revenues or earnings of the Company;

(c)	any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in the Company representing 20% or more of the issued and outstanding equity or voting interests of the Company;

(d)	any similar transaction or series of transactions involving the Company; and

(e)	any inquiry, proposal, offer or public announcement of an intention to do any of the foregoing;

“Affiliate” has the meaning given to it in the Securities Act;

“this Agreement” means this acquisition agreement entered into by the Company and the Offeror;

“Alternative Transaction” has the meaning set out in Section 7.9(a);

“Applicable Plans” means the employee compensation and benefit obligations of the Company, including any collective agreements, pension or retirement income plans and any other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices;

“Associate” has the meaning given to it in the Securities Act;

“BCBCA” means the Business Corporations Act (British Columbia);

“Benefit Plans” has the meaning set out in Section 16(a) of Schedule C;

“Board” means the board of directors of the Company;

“Board Approval” has the meaning set out in Section 2.2(a)(ii);

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and Vancouver, British Columbia are open for the conduct of business;

“Claim” means any act, omission or state of facts and any demand, action, suit, proceeding, claim, assessment, judgment, settlement or compromise relating thereto which gives rise pursuant to Section 7.6 to a right to indemnification upon the indemnified party giving notice of such claim in respect thereof to the indemnifying party;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Company” means JNR Resources Inc.;

“Company Governing Documents” has the meaning set out in Section 1 of Schedule C;

“Company Option Plan” means the Stock Option Plan of the Company as ratified, confirmed and approved by Shareholders of the Company October 7, 2011;

“Company Public Documents” has the meaning set out in Section 8(b) of Schedule C;

“Company Share” means a common share of the Company;

“Competition Act” means the Competition Act (Canada);

“Compulsory Acquisition” means a compulsory acquisition pursuant to the compulsory acquisition provisions contained in Section 300 of the BCBCA;

“Confidentiality Agreement” means the confidentiality agreement dated November 13, 2012 between the Company and the Offeror;

“Denison Option Plan” means the share option plan of Denison, as amended, last approved by the shareholders of Denison on November 20, 2006;

“Denison Public Documents” has the meaning set out in Section 5 of Schedule ;

“Denison Shares” means the common shares of the Offeror;

“Directors’ Circular” has the meaning set out in Section 2.2(b);

“Disclosure Letter” means the disclosure letter delivered by the Company to the Offeror contemporaneously with the execution and delivery of this Agreement;

“Effective Time” means the time of the appointment or election to the Board of persons designated by the Offeror who represent a majority of the directors of the Company;

“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Environmental Laws” has the meaning set out in Section 18 of Schedule C;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Expiry Time” has the meaning set out in Section 2.1(g);

“Fairness Opinion” has the meaning set out in Section 2.2(a)(i);

“Financial Advisor” means Toll Cross Securities Inc.;

“fully-diluted basis” means, with respect to the number of outstanding Company Shares at any time, the number of Company Shares that would be outstanding if all rights to acquire Company Shares were exercised, but including, for the purposes of this calculation, all Company Shares issuable upon the exercise of Options, whether vested or unvested, and Warrants, whether or not such securities are exercisable by the holder;

“Guarantees” has the meaning set out in Section 24 of Schedule C;

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board;

“Latest Mailing Time” has the meaning set out in Section 2.1(e);

“Law” means any applicable laws, including international, national, federal, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, forms, ordinances, or other requirements of any Regulatory Authority having the force of law;

“Locked-Up Shareholders” means each of the directors and officers of the Company;

“Lock-up Agreements” means the lock-up agreements entered into on the date hereof with each of the Locked-up Shareholders;

“Match Period” has the meaning set out in Section 6.3(b)(iv);

“Material Adverse Effect” means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), prospects, liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole, other than any effect:

(a)	relating to the Canadian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general;

(b)	affecting the uranium mining industry or nuclear power generation industry in general;

(c)	relating to a change in the market trading price of shares of that person, either:

(i)	related to this Agreement and the Offer or the announcement thereof, or

(ii)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (a), (b) or (d); or

(d)	relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against such person, any of its subsidiaries) or in accounting principles or standards applicable to that person;

provided, however, that the effect referred to in clause (a), (b) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) the Offeror and its subsidiaries, taken as a whole, or disproportionately adversely affect the Offeror and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

“Minimum Tender Condition” has the meaning set out in Schedule A;

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

“MJDS” means the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission and the Canadian securities regulatory authorities;

“NYSE MKT” means the stock exchange operated by NYSE MKT LLC;

“Offer” has the meaning set out in Section 2.1(a);

“Offer Circular” has the meaning set out in Section 2.1(c);

“Offer Documents” has the meaning set out in Section 2.1(c);

“Offeror” means Denison Mines Corp.;

“Optionholders” means holders of the Options;

“Options” means the options issued pursuant to the Company Option Plan;

“Outside Date” has the meaning set out in Section 8.1(e);

“party” means a party to this Agreement;

“person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative;

“Pre-Acquisition Reorganization” has the meaning set out in Section 7.9(b);

“Purchase Price” has the meaning set out in Section 2.1(a);

“Regulatory Authority” means:

(a)	any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the TSX Venture Exchange;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Replacement Options” has the meaning set out in Section 2.4;

“Replacement Warrants” has the meaning set out in Section 2.5;

“Representative” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

“Securities Act” means the Securities Act (British Columbia);

“Securityholders” means, collectively, Shareholders, Optionholders and holders of Warrants;

“Shareholders” means holders of the Company Shares;

“Subsequent Acquisition Transaction” has the meaning set out in Section 2.7;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means a bona fide Acquisition Proposal that:

(a)	is made in writing after the date hereof;

(b)	was not solicited after the date hereof in contravention of Section 6.1(a) and did not result from the breach of Article 6 by the Company or its Representatives;

(c)	is made for all or substantially all of the assets of the Company or all of the Company Shares not owned by the person making such Acquisition Proposal;

(d)	in the good faith determination of the Board and in the proper discharge of its fiduciary duties, after consultation with its outside legal and financial advisors:

(i)	would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Offer (including any amendment to the Offer offered by the Offeror pursuant to Section 6.3(c)) taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Board);

(ii)	complies with applicable Law;

(iii)	is not subject to a due diligence condition;

(iv)	is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and

(v)	in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such Acquisition Proposal that such financing is available subject to customary conditions; and

(e)	that the taking of action in respect of such Acquisition Proposal is necessary for the Board in the discharge of its duties under applicable Law;

“Superior Proposal Notice” has the meaning set out in Section 6.3(b)(iii);

“Take-Up Date” means any date on which the Offeror takes up and pays for Shares pursuant to the Offer or acquires Company Shares pursuant to a Compulsory Acquisition Transaction or a Subsequent Acquisition Transaction;

“Tax” and “Taxes” means all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, unemployment insurance or compensation, stamp taxes, occupation taxes, premium taxes, property taxes, estimated taxes, production taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imposts, assessments or charges of any kind whatsoever, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Returns” means all returns, declarations, reports, elections, information returns, statements and other documents filed or required to be filed with any taxing authority relating to Taxes (including any attached schedules), including, without limitation, any claim for refund, amended return, and declaration of estimated Tax;

“Termination Payment” has the meaning set out in Section 8.2(a);

“Termination Payment Event” has the meaning set out in Section 8.2(a);

“Treasury Regulations” means Regulations of the United States Department of the Treasury and/or the United States Internal Revenue Service promulgated under or in respect of the Code;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“Warrants” means the share purchase warrants with an exercise price of $0.15 per Company Share relating to rights to purchase an aggregate of 3,730,000 Company Shares.

1.2	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)	a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)	the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole;

(h)	references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)	references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(j)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

1.4	Knowledge

References to the “knowledge of” a person means the actual knowledge, after due inquiry, of such person, or where such person is a corporation or similar entity the actual knowledge after due inquiry, of the senior officers of such person.

1.5	Disclosure Letter

Any reference to a matter being disclosed or set out in the Disclosure Letter shall mean disclosure in such section of the Disclosure Letter that corresponds to the relevant section of this Agreement and disclosure in any section of the Disclosure Letter shall not be disclosure for the purposes of any other section of the Disclosure Letter.

1.6	Schedules

The Schedules to this Agreement, as listed below, are an integral part of this Agreement:

Schedule	Description

A	Conditions of the Offer
B	Representations and Warranties of the Offeror
C	Representations and Warranties of the Company

ARTICLE 2

OFFER

2.1	Offer

(a) Subject to the terms and conditions herein, the Offeror shall make an offer to purchase all of the outstanding Company Shares (the “Offer”) for a purchase price (the “Purchase Price”) of 0.073 of a Denison Share, provided that no fractional Denison Shares shall be issued to any Shareholder. The Offer shall be subject to the terms and conditions set out herein and in Schedule A and the term “Offer” shall include any amendments to, or extension of, such Offer, made in accordance with this Agreement.

(b) If on or after the date hereof, Company declares, sets aside or pays any dividend or other distribution to the Shareholders of record as of a time prior to the Expiry Time, the Offeror shall make such adjustments to the Purchase Price as it determines acting in good faith to be necessary to restore the original intention of the parties in the circumstances. For greater certainty, if the Company takes any of the actions referred to above, the aggregate consideration to be paid by the Offeror shall be decreased by an equivalent amount. Notwithstanding the foregoing, nothing in this Section 2.1(b) shall restrict the ability of the Offeror to terminate this Agreement pursuant to Section 8.1(g)(ii) in the event the condition of the Offer set out in Section 2.1(j)(iii) of this Agreement or paragraph (h) of Schedule A shall not have been met;

(c) The Offeror shall prepare the Offer and accompanying take-over bid circular (together, the “Offer Circular”), related letter(s) of transmittal, notice(s) of guaranteed delivery and other ancillary offer documents (collectively, the “Offer Documents”) in accordance with applicable Laws (including in the French language if required by applicable Laws). The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so.

(d) The Offeror shall use its reasonable best efforts to effect the listing of the Denison Shares to be issued pursuant to the Offer on the TSX and the NYSE MKT at the time of issue of such shares.

(e) The Offeror shall mail the Offer Documents in accordance with applicable Laws to each registered Shareholder and to each other person required by applicable Law as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on December 15, 2012 (such time on such date, subject to extension in accordance with the following sentences, being referred to herein as the “Latest Mailing Time”). If the mailing of the Offer Documents is delayed by reason of (i) an injunction or order made by a Regulatory Authority or (ii) the failure of the Company to provide the Offeror with the Directors’ Circular in accordance with Section 2.2(b) or the shareholders lists referred to in Section 2.2(d), then provided that such injunction or order is being contested or appealed, if applicable, the Latest Mailing Time shall be extended for a period ending on the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent, approval, Directors’ Circular or shareholders list is obtained, as applicable. If the Latest Mailing Time occurs during a Match Period, the Latest Mailing Time shall be extended to 11:59 p.m. (Toronto time) on the second Business Day immediately following the last day of the Match Period. The Offeror shall file the Offer Circular (and such other Offer Documents as may be required by applicable law) with applicable Governmental Authorities within the time and in the manner required by applicable Law.

(f) Prior to the printing of the Offer Documents and during the course of their preparation, the Offeror shall provide the Company and its counsel with an opportunity to review and comment on them, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably. The Company shall provide to the Offeror for inclusion in the Offer Circular such information regarding the Company as is required by applicable Law to be included in the Offer Circular. The Company represents, warrants and covenants that any information it provides to the Offeror for inclusion in the Offer Circular will be accurate and complete in all material respects as of the relevant date of such information and will not contain any Misrepresentation.

(g) The Offer shall be made in accordance with applicable Laws and shall expire not earlier than 12:00 noon (Vancouver time) on the 36th day after the date that the Offer is first commenced within the meaning of the Securities Act (such expiry time on such date, as the same may be extended in accordance with the following sentence, is referred to herein as the “Expiry Time”). The Offeror may extend the Expiry Time (i) in order to contest or appeal any injunction or order made by a Regulatory Authority against the take-up and/or payment for the Company Shares tendered to the Offer or to seek any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for the Company Shares tendered to the Offer, by an aggregate maximum of 60 days, (ii) after having taken up all of the Company Shares tendered to the Offer, in order to permit other Shareholders to tender their Company Shares to the Offer. The Offeror shall not terminate or withdraw the Offer prior to any scheduled Expiry Time without the prior written consent of the Company, except if this Agreement is terminated in accordance with its terms.

(h) The Offeror may, in its sole discretion, amend, modify or waive the Minimum Tender Condition or any other term or condition of the Offer, provided that the Offeror shall not, without the prior consent of the Company: (i) increase the Minimum Tender Condition; (ii) impose additional conditions to the Offer; (iii) decrease the consideration per Company Share (other than in accordance with Section 2.1(b)); (iv) decrease the number of Company Shares in respect of which the Offer is made; (v) change the amount or form of consideration payable under the Offer (other than in accordance with Section 2.1(b)) and/or to increase the total consideration per Company Share and/or add additional consideration; or (vi) otherwise vary the Offer or any terms or conditions thereof (other than a waiver of a condition), in any case in a manner that is materially adverse to the Shareholders.

(i) The Offeror agrees that provided all of the conditions to the Offer set out in Schedule A hereto shall have been satisfied or waived by the Offeror (where permitted hereby), the Offeror shall take up and pay for all of the Company Shares tendered under the Offer as soon as reasonably practicable and in any event no later than three Business Days following the time at which it becomes entitled to take up such Company Shares under the Offer pursuant to applicable Laws.

(j) The obligation of the Offeror to make the Offer and to mail the Offer Documents is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and any or all of which may be waived by the Offeror in whole or in part in its sole discretion (other than the condition set out in Section 2.1(j)(ix), which may be waived only with the consent of the Company) without prejudice to any other right it may have under this Agreement and which conditions shall be deemed to have been waived by the making of the Offer:

(i)	this Agreement shall not have been terminated pursuant to Section 8.1 and none of the Lock-Up Agreements shall have been terminated;

(ii)	each of the Locked-Up Shareholders shall have entered into a Lock-up Agreement with the Offeror in a form that is satisfactory to the Offeror in its sole discretion pursuant to which each of the Locked-Up Shareholders shall have agreed to deposit under the Offer all Company Shares which such person beneficially owns, directly or indirectly, or over which such person exercises control or direction;

(iii)	no circumstance, fact, change, event or occurrence, caused by a person other than the Offeror shall have occurred or come into existence that, in the opinion of the Offeror, would render it impossible for one or more of the conditions set out on Schedule A to be satisfied;

(iv)	the Board shall not have withdrawn the Board Approval or changed, modified or qualified the Board Approval in a manner that has substantially the same effect or taken any other action or made any other public statement in connection with the Offer inconsistent with the Board Approval;

(v)	the Board shall have caused to be prepared and by a unanimous vote approved in final form, printed for distribution to Shareholders and delivered to the depositary under the Offer for mailing with the Offer Documents sufficient copies of, the Directors’ Circular in accordance with Section 2.2;

(vi)	the Offeror and each of the Optionholders shall have agreed that the Options shall be terminated and Replacement Options issued, as contemplated by Section 2.4;

(vii)	the Offeror and each of the holders of the Warrants shall have agreed that the Warrants shall be terminated and Replacement Warrants issued, as contemplated by Section 2.5;

(viii)	the Offeror shall have received all waivers, consents, rulings or orders necessary for the making of the Offer or to mail to the Shareholders the Offer Documents from all applicable Regulatory Authorities including without limitation an order from the relevant Canadian securities regulatory authorities permitting the Offeror to enter into “collateral agreements” so as to effect the termination of the Options and Warrants and the issuance of Replacement Options and Replacement Warrants as contemplated by Sections 2.4 and 2.5, respectively;

(ix)	no cease trade order, injunction or other prohibition at law shall exist against the Offeror making the Offer or taking up or paying for Company Shares deposited under the Offer;

(x)	no event or condition shall have occurred since July 31, 2012 that constitutes a Material Adverse Effect in respect of the Company; and

(xi)	the Denison Shares to be issued pursuant to the Offer shall be registered under the MJDS on Form F-8 (or such other Form available under the MJDS as may be agreed to by the Offeror).

2.2	Board Approval and Company Support for the Offer

(a)   The Company represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement and making the Offer, that, as of the date hereof:

(i)	the Financial Advisor has delivered an oral opinion to the Board to the effect that the consideration to be received under the Offer is fair from a financial point of view to the Shareholders (the “Fairness Opinion”); and

(ii)	the Board, after consultation with its financial and legal advisors, has determined that the Offer is in the best interests of the Company and the Shareholders, and accordingly has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders accept the Offer (collectively, the “Board Approval”).

(b)   The Company shall prepare, and make available for mailing contemporaneously with the Offer Documents by the Offeror, a directors’ circular (the “Directors’ Circular”), in accordance with applicable Law (including in the French language if required by applicable Law) that contains the recommendation of the Board that Shareholders accept the Offer, reflects the Board Approval and includes a written copy of the Fairness Opinion. The Company shall take all reasonable actions to support the Offer and ensure the success of the Offer (subject to the exercise by the Board of its fiduciary duties pursuant to and in accordance with Sections 6.3(a)

and (b)). The Company shall file the Directors’ Circular with applicable Governmental Authorities within the time and in the manner required by applicable Law.

(c)   Prior to the printing of the Directors’ Circular and during the course of its preparation, the Company shall provide the Offeror and its counsel with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably. The Offeror shall provide to the Company for inclusion in the Directors’ Circular such information regarding the Offeror as is required by applicable Law to be included in the Directors’ Circular. The Offeror represents, warrants and covenants that any information it provides to the Company for inclusion in the Directors’ Circular will be accurate and complete in all material respects as of the relevant date of such information and will not contain any Misrepresentation.

(d)   The Company shall provide the Offeror as soon as is reasonably practicable following the date of this Agreement: (i) a list of the registered holders of Company Shares, a list of participants in book-based nominee registrants, such as CDS & Co. and Cede & Co., and a list of any non-objecting beneficial Shareholders, as may be made available to the Company upon request, together with their addresses and respective holdings of Company Shares; and (ii) the names, addresses and holdings of all persons holding Options or Warrants or having rights to acquire Company Shares and the details of such rights. The Company shall from time to time furnish the Offeror with such additional information, including updated or additional lists of Securityholders, mailing labels and lists of securities positions and other assistance as the Offeror may reasonably request in order to be able to communicate the Offer to Shareholders and to such other persons as are entitled to receive the Offer under applicable Law.

2.3	Consent Under Confidentiality Agreement

The Company consents, pursuant to the Confidentiality Agreement, to the making of the Offer, the entering into of a Lock-up Agreement with each of the Locked-up Shareholders and the consummation of the transactions contemplated herein and therein.

2.4	Options

Subject to receipt of all necessary approvals, the Company shall use commercially reasonable efforts to assist Denison to reach an agreement with each Optionholder to terminate their Option in exchange for an equivalent option (a “Replacement Option”) issued under the Denison Option Plan, provided that:

(a)	the exercise price and number of Denison Shares to be issued on exercise of a Replacement Option will be adjusted to reflect the Exchange Ratio;

(b)	each Replacement Option will be fully vested from the time of issue;

(c)	the Board of Directors of Denison shall have resolved to extend the expiry date of each Replacement Option to the date on which the Option it replaces would have expired notwithstanding that the Optionholder ceases to be a director, officer, employee or consultant of the Company; and

(d)	the Replacement Option will otherwise be issued under and governed by the terms of the Denison Option Plan.

2.5	Warrants

Subject to receipt of all necessary approvals, the Company shall use commercially reasonable efforts to assist Denison to reach an agreement with each holder of Warrants to terminate its Warrant in exchange for an equivalent warrant (a “Replacement Warrant”) issued by Denison, provided that:

(a)	the exercise price and number of Denison Shares to be issued on exercise of a Replacement Warrant will be adjusted to reflect the Exchange Ratio; and

(b)	the Replacement Warrant will otherwise be evidenced by a warrant certificate on the same terms as currently govern the Warrant.

2.6	Change of Board

Promptly upon the purchase by the Offeror of such number of Company Shares as represents at least a majority of the then outstanding Company Shares and from time to time thereafter, the Offeror shall be entitled to designate such number of members of the Board, and any committees thereof, as is proportionate to the percentage of the outstanding Company Shares owned by the Offeror, and the Company shall not frustrate or attempt to frustrate the Offeror’s attempts to do so. The Company agrees to cooperate with the Offeror, subject to applicable Laws, to enable the Offeror’s designees to be elected or appointed to the Board and to constitute a majority of the Board, including at the request of the Offeror by its reasonable best efforts to increase the size of the Board and/or secure the resignations of such number of directors as is necessary for the Offeror’s designees to be elected or appointed to the Board.

2.7	Compulsory Acquisition/Subsequent Acquisition Transaction

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Company Shares as at the Expiry Time, excluding Company Shares held at the date of the Offer by or on behalf of the Offeror, or an Affiliate or an Associate of the Offeror, the Offeror may, to the extent possible, acquire the remainder of the Company Shares from those Shareholders who have not accepted the Offer, pursuant to a Compulsory Acquisition. If that statutory right of acquisition is not available or will not result in the Offeror acquiring all Company Shares issuable on exercise, exchange or conversion of all Options and Warrants, the Offeror will pursue other means of acquiring the remaining Company Shares not tendered to the Offer. The Company agrees that, in the event the Offeror takes up and pays for Company Shares tendered under the Offer representing at least 66-2/3% of the outstanding Company Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist the Offeror in connection with any proposed amalgamation, statutory arrangement, capital reorganization or other transaction involving the Company and the Offeror or an Affiliate of the Offeror (a “Subsequent Acquisition Transaction”) to acquire the remaining Company Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

2.8	Offer by Subsidiary

The Offeror may satisfy its obligations hereunder in respect of the making and conduct of the Offer and the acquisition of Company Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction by causing a direct or indirect wholly-owned subsidiary of the Offeror to make the Offer and acquire Company Shares pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction in accordance with this Agreement, provided that the Offeror shall remain responsible hereunder for all of such obligations.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

3.1	Representations and Warranties

The Offeror hereby makes to the Company the representations and warranties set out in Schedule B and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.

3.2	Investigation

Any investigation by the Company and its Representatives shall not mitigate, diminish or affect the representations and warranties of the Offeror pursuant to this Agreement.

3.3	Survival of Representations and Warranties

The representations and warranties of the Offeror contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1	Representations and Warranties

The Company hereby makes to the Offeror the representations and warranties set out in Schedule C to this Agreement, and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement and making the Offer.

4.2	Investigation

Any investigation by the Offeror or its Representatives shall not mitigate, diminish or affect the representations and warranties of the Company pursuant to this Agreement.

4.3	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 5

CONDUCT OF BUSINESS

5.1	Conduct of Business by the Company

The Company agrees that, prior to the Effective Time, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, the Company shall:

(a)	conduct its businesses only in, not take any action except in, and maintain its facilities in, the usual, ordinary and regular course of business consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain their respective real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its officers and employees as a group and preserve the current relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it;

(b)	consult with the Offeror with respect to decisions and expenditures in respect of the exploration, development and maintenance of all of the properties and assets owned and controlled by the Company;

(c)	the Company shall not:

(i)	issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber: (A) any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares or other securities of the Company (other than the issuance of Company Shares pursuant to the exercise in accordance with their terms of Options or Warrants currently outstanding); or (B) except in the ordinary course of business, any assets of the Company in excess of $50,000 in the aggregate;

(ii)	amend or agree to amend any of the terms of any of the Options or the Warrants, or amend, extend, terminate or otherwise alter (or agree to do any of the foregoing in respect of) any other contractual arrangement of the Company;

(iii)	amend or propose to amend the notice of articles, articles or other constating documents of the Company;

(iv)	split, combine or reclassify any outstanding Company Shares;

(v)	redeem, purchase or offer to purchase any Company Shares or other securities of the Company;

(vi)	reorganize, amalgamate or merge the Company with any other person, company, partnership or other business organization whatsoever or incorporate any subsidiaries other than in connection with a Pre-Acquisition Reorganization;

(vii)	reduce the stated capital of the Company;

(viii)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form any company, partnership or other business organization or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization which individually or in the aggregate are in excess of $50,000;

(ix)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(x)	sell, transfer or assign any interest in any of the mineral properties of the Company;

(xi)	except as set out in the Disclosure Letter and except for that certain loan to be made by Denison to the Company pursuant to an agreement between the Company and Denison dated November 13, 2012, incur or commit to incur any indebtedness for borrowed money (except for borrowing of working capital in the ordinary course of business and consistent with past practice under pre-existing contractual arrangements as in effect on the date hereof), capital expenditures or any other material liability, contractual commitment or obligation or issue any debt securities (for greater certainty, regardless of whether such indebtedness, capital expenditure, liability, commitment, obligation or issuance is contemplated in the Company’s existing business plan or any feasibility study) involving amounts which, individually or in the aggregate, exceed $25,000;

(xii)	endorse or otherwise as an accommodation become responsible for, the obligations of any other person, company, partnership or other business organization, or make any loans or advances;

(xiii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company other than in connection with a Pre-Acquisition Reorganization;

(xiv)	take any action or enter into any transaction that would preclude the Offeror from obtaining the tax “bump”, determined under paragraph 88(1)(d) of the Tax Act, in respect of the non-depreciable capital property of the Company upon a wind-up, or amalgamation with, the Company;

(xv)	pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company’s financial statements or incurred in the ordinary course of business consistent with past practice;

(xvi)	authorize, recommend, propose or agree to any release or relinquishment of any material contractual right or other material right under any licence or permit;

(xvii)	abandon or fail to diligently pursue any application for any licence, permit, order, authorization, consent, approval or registration; or

(xviii)	waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, permit, material contract or other material document, other than in the ordinary course of business consistent with past practice;

(d)	except with the consent of the Offeror, the Company shall not enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors other than as provided in the agreements disclosed in the Disclosure Letter, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(e)	except as set out in the Disclosure Letter, the Company shall not adopt or amend any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

(f)	the Company shall use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)	the Company shall not take any action which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made, and promptly notify the Offeror first immediately orally and then promptly in writing of the occurrence of any event or condition that has a Material Adverse Effect in respect of the Company in the course of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(h)	except as otherwise specifically described in this Agreement, the Company shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other paragraphs of this Section 5.1;

(i)	the Company shall not enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(j)	the Company shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)	timely pay all Taxes which are due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes;

(iv)	not make a request for a Tax ruling or enter into a closing agreement with any taxing authorities;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(vi)	not file any amended Tax Return, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company; and

(vii)	not change in any material respect any of its methods of reporting losses, deductions or accounting with respect to Taxes, except as may be required by applicable Law;

(k)	the Company shall use its reasonable best efforts to satisfy (or cause the satisfaction of) the conditions of the Offer set forth in Schedule A to the extent the same is within its control, and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Law to support the Offer, including using its reasonable best efforts to:

(i)	obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Law;

(ii)	cooperate with the Offeror to oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect the Offeror’s ability to consummate the Offer; and

(iii)	cooperate with the Offeror in connection with the performance by it of its obligations hereunder; and

(l)	the Company shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Law required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws.

5.2	Covenants of the Offeror

The Offeror covenants and agrees that, except as contemplated in this Agreement, until the Expiry Time or the day upon which this Agreement is terminated, whichever is earlier:

(a)	the Offeror shall use reasonable best efforts to preserve intact its business organizations;

(b)	the Offeror shall prepare and file with the applicable Regulatory Authorities, including the NYSE MKT and the TSX, all necessary applications and forms required in order to permit the issue and listing of Denison Shares issued pursuant to the Offer and use reasonable best efforts to cause the registration of such shares under the U.S. Securities Act (subject to the condition set forth in Section 2.1 (k)(x)); and

(c)	the Offeror shall not, directly or indirectly, do or permit to occur any of the following without the prior consent of the Company, such consent not to be unreasonably withheld or delayed:

(i)	amend its articles or by-laws or the terms of its shares in a manner that could have a material adverse effect on the market price or value of the Denison Shares to be issued pursuant to the Offer;

(ii)	split, consolidate or reclassify any of its shares nor undertake any other capital reorganization;

(iii)	reduce capital in respect of its shares; or

(iv)	take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Offer or the transactions contemplated in this Agreement.

ARTICLE 6

COVENANTS RELATING TO ACQUISITION PROPOSALS

6.1	Non-Solicitation

(a) Except as otherwise provided in this Agreement, the Company shall not, directly or indirectly through any Representative of the Company:

(i)	solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii)	engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than the Offeror and its Representatives) regarding any Acquisition Proposal or potential Acquisition Proposal;

(iii)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of this Agreement or the Offer by the Board or any of its committees except where a Material Adverse Effect in respect of Denison has occurred and the Board of Directors of JNR has determined that, as a consequence of such Material Adverse Effect, it would be inconsistent with their fiduciary duties to continue to recommend the approval of this Agreement or the Offer;

(iv)	approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal provided that remaining neutral with respect to an Acquisition Proposal and/or failing to reconfirm its recommendation of this Agreement and the Offer for a period of five Business Days following the public announcement of such Acquisition Proposal shall not constitute a breach of this Section 6.1(a)(iv) or any other provision of this Agreement;

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(vi)	release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

(b) The Company shall immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than the

Offeror or any of its Representatives) by the Company or any of its Representatives with respect to any Acquisition Proposal or any potential Acquisition Proposal. The Company shall immediately cease to provide any person (other than the Offeror or any of its Representatives) with access to information concerning the Company in respect of any Acquisition Proposal or any potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any person (other than the Offeror or any of its Representatives) that has entered into a confidentiality agreement with the Company relating to any Acquisition Proposal or potential Acquisition Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honoured.

(c) The Company shall ensure that its Representatives are aware of the prohibitions in this Section 6.1 and the Company shall be responsible for any breach of this Section 6.1 by its Representatives.

6.2	Notification of Acquisition Proposals

The Company shall promptly (and in any event within 24 hours) notify the Offeror, at first orally and then in writing, of any proposal, inquiry, offer or request received by the Company or its Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; (iii) for non-public information relating to the Company, access to properties, books, records or a list of Shareholders, Securityholders; (iv) for representation on the Board; or (v) any material amendments to the foregoing. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions of such proposal, inquiry, offer or request, copies of all written communications in respect of such proposal, inquiry, offer, or request, including any term sheet, summary or letter of intent or similar document (including drafts thereof) relating to such Acquisition Proposal or potential Acquisition Proposal and such other details of the proposal, inquiry, offer or request that the Offeror may reasonably request. The Company shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the Offeror with respect thereto.

6.3	Responding to Acquisition Proposals and Superior Proposals

(a) Notwithstanding Section 6.1(a) or any other provision of this Agreement, following the receipt by the Company of a bona fide written Acquisition Proposal made after the date hereof (that was not solicited, assisted, initiated, encouraged or facilitated in contravention of Section 6.1(a)), the Company and its Representatives may:

(i)	contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)	if the Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties:

(A)	furnish information with respect to the Company to the person making such Acquisition Proposal and its Representatives and allow such person and its Representatives access to the Company’s facilities and properties only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to the Company than those contained in the Confidentiality Agreement (except that it shall permit the disclosure to the Offeror required by this Article 6), provided that the Company sends a copy of such confidentiality agreement to the Offeror promptly following its execution and the Offeror is promptly provided with a list of, and access to (to the extent not previously provided to the Offeror) the information provided to such person; and

(B)	engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives, provided that all such access and discussions should cease during the Match Period.

(b) Notwithstanding Section 6.1(a) or any other provision of this Agreement, the Company may (x) enter into an agreement (other than a confidentiality agreement contemplated by Section 6.3(a)(ii)(A)) with respect to an Acquisition Proposal that is a Superior Proposal and/or (y) withdraw, modify or qualify its approval or recommendation of the Offer and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(i)	the Company shall have complied with its obligations under this Article 6;

(ii)	the Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal (disregarding, for the purpose of such determination, any terms of such Acquisition Proposal that provides for a due diligence investigation) is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(iii)

the Company has delivered written notice to the Offeror (A) of the determination of the Board that the Acquisition Proposal is a Superior Proposal, (B) of the intention of the Board to approve or recommend such Superior Proposal and/or of the Company to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement that is capable of acceptance by the Company and (C) providing a summary of the valuation analysis attributed by the Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors (the “Superior Proposal Notice”);

(iv)	at least five Business Days have elapsed since the date the Superior Proposal Notice was received by the Offeror, which five-Business Day period is referred to as the “Match Period”;

(v)	if the Offeror has offered to amend the terms of the Offer and this Agreement during the Match Period pursuant to Section 6.3(c), such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Offer and this Agreement offered by the Offeror at the termination of the Match Period; and

(vi)	the Company terminates this Agreement pursuant to Section 8.1(h)(iii) and the Company has previously paid or, concurrently with termination, pays the Termination Payment to the Offeror.

(c) During the Match Period, the Offeror shall have the opportunity, but not the obligation, to offer to amend the terms of the Offer and this Agreement and the Company shall cooperate with the Offeror with respect thereto, including negotiating in good faith with the Offeror to enable the Offeror to make such amendments to the Offer and this Agreement as the Offeror deems appropriate as would enable the Offeror to proceed with the Offer on such adjusted provisions. The Board shall review any such offer by the Offeror to amend the terms of the Offer and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror’s offer to amend the Offer and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Offer and this Agreement offered by the Offeror. If the Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Offeror shall amend the Offer and the Company and the Offeror shall enter into an amendment to this Agreement reflecting the offer by the Offeror to amend the terms of the Offer and this Agreement.

(d) The Board shall promptly reaffirm its recommendation of the Offer by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, (ii) the Board determines that a proposed amendment to the terms of the Offer and this Agreement would result in the Acquisition Proposal not being a Superior Proposal, and the Offeror has so amended the terms of the Offer; or (iii) the written request of the Offeror. The Offeror and its legal advisor shall be given a reasonable opportunity to review and comment on the form and content of any such press release and the Company shall incorporate all reasonable comments made by the Offeror and its counsel.

(e) Nothing in this Agreement shall prevent the Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal or from calling a meeting of shareholders in response to a valid requisition of a shareholders’ meeting from a shareholder of the Company. The Offeror and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such response prior to its printing, publication or announcement and the Company shall incorporate all reasonable comments made by the Offeror or its counsel.

(f) Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 6.3(b).

ARTICLE 7

OTHER COVENANTS

7.1	Further Assurances

Subject to the terms and conditions of this Agreement, each party agrees to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to satisfy (or cause the satisfaction of) the conditions set out in Schedule A to the extent the same is within its control and to consummate and make effective as promptly as is practicable the transactions contemplated herein and (b) for the discharge by each party of its respective obligations under this Agreement and the Offer, including its obligations under applicable Laws, in each case including the execution and delivery of such documents as the other party hereto may reasonably require. Each of the parties hereto, where appropriate, shall reasonably cooperate with the other party in taking such actions.

7.2	Notification of Certain Matters

Each party shall give prompt notice to the other: (a) if it becomes aware that any representation or warranty made by such party in this Agreement is untrue or inaccurate in any material respect; (b) of the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any material respect; and (c) of any failure of such party or any of its Representatives, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

7.3	Access

Upon reasonable notice and subject to the Confidentiality Agreement, the Company agrees to continue to provide the Offeror and its Representatives with reasonable and immediate access (without disruption to the conduct of the Company’s business) to all books, records, information and files in its possession and control and access to its personnel on an as reasonably requested basis as well as reasonable and immediate access to the properties of the Company in order to allow the Offeror to continue to conduct such investigations as the Offeror may consider necessary or advisable, and further agrees to assist the Offeror in all reasonable ways in any investigations which the Offeror may wish to conduct. Any investigation by a party or its Representatives shall not mitigate, diminish or affect the representations and warranties of the other party contained in this Agreement or any document or certificate given pursuant hereto.

7.4	Shareholder Claims

The Company shall notify the Offeror of any claim brought by any present, former or purported holder of any securities of the Company in connection with the transactions contemplated by this Agreement prior to the Effective Time and the Company shall not settle or compromise any such claim without prior written consent of the Offeror which shall not be unreasonably withheld.

7.5	Public Statements

The parties shall issue a joint press release with respect to this Agreement and the Offer as soon as practicable, in a form acceptable to each party. Each party shall consult with the other party prior to issuing any other press releases or otherwise making public statements with respect to the Offer or this Agreement and shall provide the other party with a reasonable period of time to review and comment on all such press releases or statements prior to the release thereof.

7.6	Directors’ and Officers’ Insurance and Indemnification

(a) From and after the Effective Time, the Offeror agrees to cause the Company to maintain for the period from the Effective Time until six years thereafter on a “trailing” or “run-off” basis, a directors’ and officers’ insurance policy for all present and former directors and officers of the Company, covering claims in respect of acts or omissions in their capacity and directors or officers of the Company occurring prior to the Effective Time made prior to or within six years after the Effective Time, on terms and conditions comparable to those applicable to the current directors and officers of the Company, provided that in no event shall the Offeror and the Company be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance.

(b) From and after the Effective Time, the Offeror shall ensure and shall cause the Company to ensure that all rights of indemnification contained in the articles of the Company (or its successors) remain in full force and effect and such provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors or officers of the Company, and the Company shall ensure that the obligations of the Company under any indemnification agreements between the Company and its directors and officers continue in place or are assumed by, if applicable, any successor to the Company.

(c) The Offeror shall ensure that all amounts payable under all existing employment and other agreements in respect of or upon a change of control of the Company are paid in accordance with the provisions of such agreements.

(d) The Company shall act as agent and trustee of the foregoing benefits for persons entitled to such benefits and this Section 7.6 shall survive the execution and delivery of this Agreement, the Effective Time or termination of this Agreement if such termination occurs following the Effective Time and shall be enforceable against the Offeror by any person entitled to such benefits.

7.7        Regulatory Filings and Approvals

(a) As soon as reasonably practicable after the date hereof, each party shall make all necessary filings, applications and submissions with Governmental Authorities under all applicable Law in respect of the transactions contemplated herein.

(b) Each party shall use its reasonable best efforts to obtain all consents, approvals, authorizations or waivers required to be obtained by it from Governmental Authorities in respect of the transactions contemplated herein.

7.8        Cooperation Regarding Regulatory Filings and Approvals

(a) Subject to applicable Law, each party shall provide the other party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all filings, applications and submissions with Governmental Authorities to be made by it and the other party shall use its commercially reasonable efforts to cooperate with and assist such party in the preparation and making of all such filings, applications and submissions and the obtaining of all consents, approvals, authorizations or waivers required to be obtained by the such party (including participating and appearing in any proceedings before Governmental Authorities).

(b) Each party shall promptly notify the other party of any material communication to such party from any Regulatory Authority in respect of the transactions contemplated herein (and provide a copy thereof if such communication is in writing) and, subject to applicable Laws, provide the other party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on any proposed written material communication to any such Regulatory Authority. Each party shall consult with the other party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) prior to participating in any substantive meeting or discussion with any Regulatory Authority in respect of the transactions contemplated herein and give the other party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) the opportunity to attend and participate thereat.

7.9        Alternative Transaction and Pre-Acquisition Reorganization

(a) In the event that the Offeror concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or its Affiliates would effectively acquire all of the Company Shares within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to the Company and its Shareholders which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Offer shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative

Transaction, and all references to time periods regarding the Offer, including the Effective Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction (as such date may be extended from time to time).

(b) Upon request by the Offeror, the Company shall, at the expense of the Offeror: (i) effect such corporate, tax and legal reorganizations of its business, operations and assets or such other transactions as the Offeror may request (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken, provided, however, that:

(i)	Offeror shall indemnify and save harmless the Company and its officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization;

(ii)	any Pre-Acquisition Reorganization shall not become effective unless Offeror shall have waived or confirmed in writing the satisfaction of all conditions in its favour in the Offer and in this Agreement and shall have confirmed in writing that it is prepared to promptly, and without condition, proceed to effect the acquisition of the Company Shares;

(iii)	any Pre-Acquisition Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of the Company;

(iv)	unless the Parties otherwise agree, any Pre-Acquisition Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than such Tax rulings, and filing such Tax elections or notifications and prefilings or pre-clearances with corporations branches or similar Governmental Entities, as are necessary or advisable in the circumstances);

(v)	any Pre-Acquisition Reorganization shall not require the Company to contravene any applicable Laws, its organizational documents or any Material Contract; and

(vi)	the Company shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Arrangement Reorganization.

The Offeror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Expiry Time. Upon receipt of such notice, the Offeror and the Company shall co-operate and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, prior to the Expiry Time. The Offeror agrees to waive any breach of a representation, warranty or covenant of this Agreement by the Company where such breach is a result of an action taken by the Company in good faith pursuant to a request by the Offeror in accordance with this Section 7.9.

(c) If, at the request of the Offeror, the Company effects any Pre-Acquisition Reorganization before the Expiry Date and the Offer is not completed, the Offeror shall forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company in consideration of a Pre-Acquisition Reorganization and shall be responsible for any reasonable direct costs, fees, expenses, damages or other amounts that are or may become payable by the Company in connection with or as a result of reversing or unwinding any Pre-Acquisition Reorganization that was effected or undertaken prior to termination of this Agreement at the Offeror’s request.

ARTICLE 8

TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of the Offeror and the Company;

(b)	by the Company, if the Offeror does not mail the Offer by the Latest Mailing Time, other than as a result of the breach by the Company of any covenant or obligation under this Agreement;

(c)	by the Offeror on or after the Latest Mailing Time, if any condition to making the Offer for the Offeror’s benefit is not satisfied or waived by such date, other than as a result of the breach by the Offeror of any covenant or obligation under this Agreement;

(d)	by the Offeror if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied at the Expiry Time of the Offer and the Offeror shall not elect to waive such condition;

(e)

by the Offeror or the Company, if the Offeror has not taken up and paid for the Company Shares deposited under the Offer by a date that is 120 days following the date of mailing of the Offer (the “Outside Date”), otherwise than as a result of the breach by such party of any covenant or obligation under this Agreement or as a result of any representation or warranty of such party in this Agreement being untrue or incorrect; provided, however, that if the Offeror’s take-up and payment for Company Shares deposited under the Offer is delayed by (i) an injunction or order made by a Regulatory Authority of competent jurisdiction, or (ii) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to take up and pay for Company Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by the Company pursuant to this Section 8.1(e) until the earlier of the 180th day after the date of mailing of the Offer and the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(f)	by either the Offeror or the Company, if any Regulatory Authority shall have issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated herein (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(g)	by either the Offeror or the Company at any time,

(i)	if the other party is in default of any material covenant or obligation under this Agreement, or

(ii)	if any representation or warranty of the other party to this Agreement shall have been at the date hereof untrue or incorrect in any material respect or shall have become untrue or incorrect in any material respect at any time prior to the Expiry Time, except for such inaccuracies in the representations and warranties, which individually or in the aggregate, would not reasonably be expected to, in the case of the Offeror, have a Material Adverse Effect in respect of the Company or prevent or materially delay the consummation of the transactions contemplated herein, or, in the case of the Company, prevent or materially delay the consummation of the transactions contemplated herein, provided that the non-defaulting party shall be required to deliver written notice to the defaulting party specifying in reasonable detail all defaults or breaches of covenants, representations and warranties or other matters which such non-defaulting party is asserting as the basis for the right of termination and shall be entitled to terminate this Agreement pursuant to this Section 8.1(g) only if such default or breach shall not have been cured at the earlier of the Expiry Time and the close of business on the third Business Day after the delivery of such notice;

(h)	by the Offeror, if:

(i)	the Board withdraws, modifies, changes or qualifies its approval or recommendation of this Agreement or the Offer in any manner adverse to the Offeror;

(ii)	the Board fails to publicly affirm its approval or recommendation of this Agreement or the Offer within five calendar days of any written request to do so by the Offeror;

(iii)	the Board recommends or approves an Acquisition Proposal;

(iv)	the Board has resolved to do either (i) or (iii) above; or

(v)	the Company is in material default of any covenant or obligation under Article 6.

(i)	by the Company, if the Company enters into a definitive agreement with respect to a Superior Proposal, provided the Company has paid to the Offeror the applicable Termination Payment in compliance with Section 8.2 and provided the Company is not in breach of any of its covenants or obligations under this Agreement; and

(j)	by the Offeror or the Company, if the Offeror elects not to match a Superior Proposal in accordance with the terms of Section 6.3(b), provided the Company has paid to the Offeror the applicable Termination Payment in compliance with Section 8.2.

8.2	Termination Payment

(a) The Offeror shall be entitled to a payment of Cdn. $325,000 (the “Termination Payment”) upon the occurrence of any of the following events (each a “Termination Payment Event”) which shall be paid by the Company within the time specified in respect of each such Termination Payment Event:

(i)	the Agreement is terminated by the Offeror pursuant to Section 8.1(h), in which case the Termination Payment shall be paid to the Offeror by 1:00 p.m. (Toronto time) on the first Business Day following termination;

(ii)	this Agreement is terminated by the Company pursuant to either Section 8.1(i) or 8.1(j), in which case the Termination Payment shall be paid prior to or concurrently with such termination;

(iii)	this Agreement is terminated by the Offeror pursuant to Section 8.1(d) as a result of the Minimum Tender Condition not being satisfied or Section 8.1(e), in each case if on or after the date hereof and prior to the Expiry Time, an Acquisition Proposal is publicly announced and not publicly withdrawn or abandoned prior to the Expiry Time, and within 12 months following the termination of this Agreement any definitive agreement in respect of any Acquisition Proposal is entered into, in which case the Termination Payment shall be paid on the date such definitive agreement in respect of the Acquisition Proposal is entered into; and

(iv)	this Agreement is terminated by the Offeror pursuant to Section 8.1(g), in which case the Termination Payment shall be paid to the Offeror by 1:00 p.m. (Toronto time) on the first Business Day following termination.

(b) The Termination Payment shall be paid by the Company to the Offeror by wire transfer in immediately available funds to an account specified by the Offeror.

8.3	Effect of Termination

Where a Termination Payment Event occurs, the Termination Payment to be received pursuant to Section 8.2 shall be in consideration of the disposition of the Offeror’s rights under this Agreement and is the sole remedy in compensation for damages of the Offeror and its Affiliates with respect to the event or events giving rise to the termination of this Agreement and the resulting Termination Payment Event; provided, however, that nothing contained in this Section 8.3, and no payment of any Termination Payment, shall (i) relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, and (ii) affect any obligation of the Company to repay any amounts lent to it by the Offeror together with any applicable interest. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force and effect, except that Section 8.2, this Section 8.3 and Article 9 shall survive the termination of this Agreement.

8.4	Remedies

Subject to Section 8.3, the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its Representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

ARTICLE 9

GENERAL PROVISIONS

9.1	Amendment

This Agreement may not be amended except by an instrument signed by each of the parties.

9.2	Waiver

(a) At any time prior to the termination of this Agreement pursuant to Section 8.1, either party may:

(i)	extend the time for the performance of any of the obligations or other acts of the other party; or

(ii)	waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(b) No waiver by either party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

9.3	Expenses; Advisors

(a) The parties agree that all costs and expenses of the parties relating to the transactions contemplated herein, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

(b) The Company represents and warrants to the Offeror that, with the exception of the Financial Advisors and its Affiliates, for whose fees and expenses the Company shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated herein based upon arrangements made by or on behalf the Company.

9.4	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not the next succeeding Business Day) unless actually received after 4:30 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service for each of the parties hereto shall be as follows:

(a)	if to the Company:

JNR Resources Inc.

#204 – 315 – 22nd Street East

Saskatoon, Saskatchewan S7K 0G6

Attention: Rick T. Kusmirski, President and Chief Executive Officer

Fax: (306) 382-2212

with a copy to:

Maitland & Company

700 – 625 Howe Street

Vancouver, B.C. V6E 3X1

Attention: Jeff Lightfoot

Fax: (604) 681-3986

(b)	if to the Offeror:

Denison Mines Corp.

595 Bay Street

Suite 402

Toronto, Ontario M5G 2C2

Attention: Ron F. Hochstein, President and Chief Executive Officer

Fax: (416) 979-5893

with a copy to:

Cassels Brock & Blackwell LLP

#2200 – 885 West Georgia Street

Vancouver, B.C. V6C 3E8

Attention: Gordon R. Chambers

Fax: (604) 691-6120

9.5	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.

9.6	Entire Agreement

This Agreement and the Confidentiality Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.7	Assignment

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the prior written consent of the other party.

9.8	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

9.9	Contra Proferentum

The parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

9.10	No Third Party Beneficiaries

Except as provided in Section 7.6, this Agreement is not intended to confer on any person other than the parties any rights or remedies.

9.11	Time of Essence

Time shall be of the essence in this Agreement.

9.12	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

JNR RESOURCES INC.

by	/s/ Rick T. Kusmirski
Name: Rick T. Kusmirski
Title: President and Chief Executive Officer

DENISON MINES CORP.

by	/s/ Lukas H. Lundin
Name: Lukas H. Lundin
Title: Chairman of the Board

SCHEDULE A

CONDITIONS OF THE OFFER

Subject to the provisions of the Agreement and applicable Laws, the Offeror shall have the right to withdraw or terminate the Offer (or extend or amend the Offer or postpone taking up and paying for any Company Shares deposited under the Offer), and shall not be required to accept for payment, take up purchase or pay for any Company Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Company Shares that constitute at least 66-2/3% of the Company Shares outstanding at the Expiry Time on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	each Optionholder and holder of Warrants shall have agreed with Denison, on terms acceptable to Denison, to terminate their Option or Warrant, as the case may be, to accept a replacement option or replacement warrant, as the case may be, issued by Denison;

(c)	the Agreement shall not have been terminated in accordance with its terms;

(d)	the Offeror shall have determined, acting reasonably, that:

(i)	no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Regulatory Authority or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law; and

(ii)	no Law, shall have been proposed, enacted, promulgated or applied, in either case:

(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Company Shares, the right of the Offeror to own or exercise full rights of ownership of the Company Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(B)	which, if the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, could in the Offeror’s reasonable judgement constitute a Material Adverse Effect in respect of the Company; or

(C)	which would materially and adversely affect (i) the value of the Company Shares to the Offeror, or (ii) the ability of the Offeror to proceed with the Offer any Compulsory Acquisition or any

Subsequent Acquisition Transaction and/or taking up and paying for any shares deposited under the Offer;

(e)	there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Company Shares deposited under the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, rulings, decisions, statements of no objection and exemptions, which Offeror shall have determined, acting reasonably, are necessary or desirable to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror acting reasonably;

(g)	the Offeror shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed generally or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, prospects, licences, permits, rights, privileges or liabilities of the Company that, when considered either individually or in the aggregate, constitutes a Material Adverse Effect in respect of the Company;

(h)	the Company shall have complied with its covenants and obligations under the Agreement to be complied with at or prior to the Expiry Time and all representations and warranties made by the Company in this Agreement shall be true and correct at and as of the Expiry Time in all material respects as if made at such time except for those expressly stated to speak as of an earlier time;

(i)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed or released by or on behalf of the Company with any securities regulatory authority in Canada or elsewhere, including any annual report, financial statements, material change report, press release, management information circular, which the Offeror shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of the Company;

(j)	the Board of the Company shall not have withdrawn any recommendation made by it that holders of Company Shares accept the Offer or changed any such recommendation in a manner that has substantially the same effect or issued a recommendation that holders of Company Shares not accept the Offer;

A-2

(k)	the Company shall not have entered into a definitive agreement in respect of any Acquisition Proposal;

(l)	there shall have not occurred, developed or come into effect or existence any effect, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of the Offeror, materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of the Company or any of its subsidiaries, associates or entities; and

(m)	none of the Lock-up Agreements shall have been terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Subject to the provisions of the Agreement, the Offeror in its sole discretion may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

A-3

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

1.	Organization

The Offeror is validly existing as a corporation under the Laws of the Province of Ontario and has the requisite corporate power and authority to own its assets and conduct its businesses as they are now being conducted. The Offeror is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror.

2.	Capitalization

The authorized capital of the Offeror consists of an unlimited number of common shares. As at the date hereof there are: (i) 388,805,915 Denison Shares issued and outstanding; and (ii) an aggregate of 7,071,550 Denison Shares reserved for issuance pursuant to outstanding options, warrants, convertible securities and other rights to acquire Denison Shares. All outstanding Denison Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

3.	Authority Relative to this Agreement

The Offeror has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Offeror and the consummation by the Offeror of the transactions contemplated by this Agreement have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement, the Offer or the performance by the Offeror of its obligations hereunder, other than, with respect to the approval of the Offer Circular and other matters relating thereto pursuant to applicable securities Laws. This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror, enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

The authorization of this Agreement, the execution and delivery by the Offeror of this Agreement and the performance by it of its obligations under this Agreement and the Offer, will not result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, in respect of or require any consent to be obtained under or give rise to any restriction or limitation under, or third party right of termination, amendment, first refusal, shot-gun, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under any provision of:

(i)	the articles or by-laws of the Offeror;

(ii)	any applicable Law;

(iii)	any agreement contract, indenture, deed of trust, mortgage, bond, note, instrument, licence, franchise, grant or permit to which the Offeror is bound; or,

which would, individually or in the aggregate, have a Material Adverse Effect in respect of the Offeror or materially impede the completion of the transactions contemplated by this Agreement;

Other than in connection with the rules of the TSX and NYSE MKT, and any filing with the United States Securities and Exchange Commission of a registration statement contemplated by Section 5.2(b) of this Agreement, no authorization, consent or approval of, or filing with, any Regulatory Authority is necessary under applicable Law for the consummation by the Offeror of its obligations under this Agreement.

4.	Ownership of Company Shares

As at the date hereof, the Offeror owns, directly or indirectly, 5,656,826 Company Shares.

5.	Filings

Documents or information filed by the Offeror under applicable Law since and including December 31, 2011, including the Offeror’s (a) annual information form dated March 28, 2012, (b) audited consolidated financial statements as at and for the year ended December 31, 2012, (c) unaudited consolidated financial statements as at and for the nine months ended September 30, 2012, (d) management information circular dated June 4, 2012 in respect of the Offeror’s special meeting of shareholders held June 25, 2012, (e) management information circular dated March 26, 2012 in respect of the Offerors’ annual general meeting held May 10, 2012, and (f) any material change reports that have been filed by the Offeror between December 31, 2011 and the date hereof are, and any such documents or information filed by Denison after the date hereof and before the Offer is completed (collectively, the “Denison Public Documents”) will be, as of their respective dates, in compliance in all material respects with applicable Law and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of their respective dates. The Offeror has not filed any confidential material change reports that remain confidential. The Offeror has filed all technical reports as required under National Instrument 43-101 and, as a result of disclosure that the Offeror has made as of the date hereof, is not and will not be required to file any further technical reports under such instrument.

6.	Financial Statements

The audited consolidated balance sheets and related consolidated statements of earnings and shareholders’ equity and cash flows of the Offeror as at and for the financial year ended December 31, 2011 and the unaudited consolidated balance sheet and consolidated statements of earnings and shareholders’ equity and cash flows of the Offeror as at and for the periods ended March 31, 2012, June 30, 2012 and September 30, 2012 contained in the Denison Public Documents were prepared in accordance with IFRS consistently applied and fairly present the consolidated financial condition of the Offeror (on a consolidated basis) at the respective dates indicated and the results of operation of the Offeror (on a consolidated basis) for the periods covered thereby.

Such statements present fairly, in all material respects, the consolidated financial condition and results of operations of the Offeror as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto). Such financial statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Offeror on a consolidated basis. Since December 31, 2011, the Offeror has not effected any change in its accounting methods, principles or practices, except as otherwise set out in the Offeror’s financial statements, including the notes thereto.

7.	Litigation

There are no claims, actions, suits, proceedings or investigations pending, commenced or threatened, or to the knowledge of the Offeror, or affecting any of its properties or assets before or by any court or governmental or regulatory authority or body which involve the possibility of any judgment or liability which could reasonably be expected to have a Material Adverse Effect in respect of the Offeror or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor is the Offeror aware of any basis for any such claim, action, proceeding or investigation. The Offeror is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect in respect of the Offeror or prevent or materially delay consummation of the transactions contemplated by this Agreement.

8.	No Insolvency

The Offeror is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against the Offeror in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Offeror or the appointment of a trustee, receiver, manager or other administrator of the Offeror or any of its properties or assets nor, to the knowledge of the Offeror, is any threatened. The Offeror has not sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or similar legislation in other Canadian and foreign jurisdictions. The Offeror nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Offeror to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would or could materially impede the completion of the Offer or other transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect in respect of the Offeror.

9.	Mineral Reserves and Resources

The most recent estimated indicated, measured and inferred mineral resources disclosed in the Denison Public Documents have been prepared and disclosed in all material respects in accordance with accepted engineering practices and applicable Law. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Offeror from the amounts disclosed in the Denison Public documents.

10.	Compliance with Law

The Offeror has complied with all applicable Law other than any non-compliance which would, individually or in the aggregate, not have a Material Adverse Effect in respect of the Offeror.

11.	Shareholder Approval

No vote or approval of the holders of Denison Shares or the holder of any other securities of the Offeror is necessary to approve this Agreement, the Offer or the other transactions contemplated herein.

12.	Reporting Issuer Status

The Offeror (i) is a reporting issuer not in default or the equivalent thereof under the securities Law of each of the Provinces of Canada and the Denison Shares are registered under Section 12 of the Exchange Act, (ii) is not subject to any cease trade order or stop order under applicable securities Law and (iii) is current with all material filings required to be made under applicable securities Law and is in compliance with the applicable rules and regulations of the TSX and NYSE MKT. The outstanding Denison Shares are listed on the TSX and NYSE MKT.

13.	Issuance of Denison Shares under the Offer

The Denison Shares to be issued and delivered by the Offeror to tendering Shareholders pursuant to the Offer, when issued and delivered as part of the consideration paid for any securities acquired by the Offeror pursuant to the Offer, will be duly and validly issued and fully paid and non-assessable shares of the Offeror.

14.	U.S. Securities Law Matters

The Offeror: (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and (ii) is not registered or required to register as an “investment company” under the United States Investment Company Act of 1940, as amended. The issuance of the Denison Shares in connection with the Offer will be registered under the U.S. Securities Act on Form F-8 (or such other Form available under the MJDS as may be agreed to by the Offeror). Presuming no changes in United States securities Laws subsequent to the date hereof, (and that the transaction does not proceed by way of an Alternative Transaction), resales of the Denison Shares issued pursuant to the Offer will not be required to be registered under U.S. Securities Act.

15.	Lock-up Agreements

The Offeror has entered into a Lock-up Agreement with each of the Locked-up Shareholders and, except as disclosed to the Company, have not entered into any other agreements with such holders or other Shareholders in respect of the Offer.

16.	Investment Canada

The Offeror is a Canadian within the meaning of the Investment Canada Act.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1.	Organization and Qualification

The Company is validly existing as a corporation under the Law of the Province of British Columbia and has the requisite corporate power and authority to own its assets and conduct its business as now owned and conducted. The Company is duly qualified to carry on business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company. Copies of the Articles of the Company dated August 10, 2004 and the Notice of Articles of the Company dated July 12, 2007 (collectively, the “Company Governing Documents”) heretofore delivered to the Offeror are accurate and complete as of the date hereof and have not been amended or superseded, and the Company has not taken any action to amend or supersede such documents.

2.	Subsidiaries and Joint Ventures

Except as set out in the Disclosure Letter the Company does not have any material interest in any person, company, partnership, joint venture or other business organization, and the Company has no interest in any entity that may be characterized as a joint venture. The Company does not now have and has never had any subsidiaries. The Company does not now have and has never had any material interest in any person, company, partnership, joint venture or other business organization in the United States of America.

3.	Compliance with Laws and Licences

The Company has complied with and is in compliance with all Laws applicable to the operation of their respective businesses and, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company, each of them has all licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that is required in connection with the ownership of their respective assets or the conduct of their respective operations and the Company has fully complied with and is in compliance with all such licences, permits, orders, approvals and registrations, except where failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company. The Company has not received any notice, whether written or oral, of revocation or non-renewal of any such licences, permits, orders, approvals or registrations, or of any intention of any government or regulatory authority to revoke or refuse to renew any of such licences, permits, orders, approvals or registrations, and to the best of the knowledge of the Company, all such licences, permits, orders, approvals and registrations shall continue to be effective and any required renewals thereof shall be available in order for the Company to continue to conduct their respective businesses as they are currently being conducted and in accordance with the existing plans of the Company, except that the Company has not applied for any mining licence under applicable Law. The Company is not in conflict with, or in default (including cross defaults) under or in violation of (a) its notice of articles or articles, or (b) any agreement or understanding to which it or by which any of its properties is bound or affected, except for any conflict, default or breach, which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

4.	Capitalization

The authorized equity capital of the Company consists of an unlimited number of Company Shares. As at the date hereof, 114,910,234 Company Shares (and no other shares) are issued and outstanding and all such shares are fully-paid and non-assessable shares. In addition, as of the date hereof, there are outstanding 7,935,000 Options and 3,730,000 Warrants providing for the issuance of an aggregate of 3,730,000 Company Shares upon the exercise thereof, the details of which are set out in the Disclosure Letter, all of which Options were issued under the Stock Option Plan. Except as described in the immediately preceding sentence, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of the Company to issue or sell any shares of any capital stock of the Company or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of the Company or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of the Company. The holders of outstanding Company Shares are not entitled to pre-emptive or other similar rights.

5.	Authority Relative to this Agreement

The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by the Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the performance by the Company of its obligations hereunder, other than the approval of the Directors’ Circular by the Board. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable by the Offeror against the Company in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought. The execution and delivery by the Company of this Agreement and performance by it of its obligations hereunder and the completion of the Offer and the consummation of the transactions contemplated hereby will not:

(a)	violate, conflict with or result in a breach of any provision of:

(i)	the Company Governing Documents;

(ii)	any agreement, contract, indenture, deed of trust, mortgage, bond, note, instrument, licence, franchise, grant or permit to which the Company is bound; or

(iii)	any applicable Law to which the Company is subject or by which the Company is bound, except for any violation, conflict or breach which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company;

(b)	give rise to any right of termination, or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, under any indenture, deed of trust, mortgage, bond, instrument, licence, permit or material agreement to which the Company is bound; or

(c)	give rise to any rights of first refusal or change in control payment or similar obligation or any restriction or limitation under any such agreement, contract, indenture, deed of trust, mortgage, bond, note, instrument, licence, franchise, grant or permit, or result in the imposition of any encumbrance, charge or lien upon any of the Company’s assets.

Other than in connection with the rules of the TSXV, no authorization, consent or approval of, or filing with, any Regulatory Authority is necessary under applicable Law for the consummation by the Company of its obligations under this Agreement.

6.	Material Agreements

Except as referred to in the Disclosure Letter or the Company Public Documents, there are no agreements material to the conduct of the business of the Company. All such agreements are in full force and effect, and the Company is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has complied in all material respects with all terms of such agreements, has paid all amounts due thereunder, has not waived any material rights thereunder and no material default or breach exists in respect thereof on the part of the Company. No approval or consent of any person is needed in order that such agreements continue in full force and effect following consummation of the transactions contemplated hereby.

7.	Shareholder and Similar Agreements

The Company is not party to any (a) shareholder, pooling, voting trust or other agreements relating to the issued and outstanding shares of the Company and the Company is not aware of any such shareholder, pooling, voting trust or other agreements, or (b) written agreements or understanding with any director or officer of the Company or, to the knowledge of the Company, oral agreements or understandings with such individuals.

8.	Filings

(a) The Company is a reporting issuer in British Columbia and Alberta (and in no other jurisdiction in Canada). The Company is not and has never been subject to reporting requirements under the Exchange Act or of any jurisdiction outside Canada and the United States. The Company is not in default in the performance of any of its obligations under legislation of such provinces and is in compliance with the applicable rules and regulations of the TSXV. The Company has not filed any confidential material change reports that remain confidential. The Company has filed all technical reports as required under National Instrument

43-101 and, as a result of disclosure that the Company has made as of the date hereof, is not and will not be required to file any further technical reports under such instrument.

(b) Documents or information filed by the Company under applicable Law, including the Company’s (i) management information circular dated September 19, 2012 in respect of the annual meeting of shareholders held October 19, 2012; (ii) audited financial statements for the year ended January 31, 2012 and the related management discussion and analysis (iii) interim unaudited financial statements for the six months ended July 31, 2012 and the related management discussion and analysis; and (iv) any material change reports that have been filed by the Company between January 31, 2012 and the date hereof are, and (v) any such documents or information filed by the Company after the date hereof and before the Effective Time will be (collectively items (i) through (v) above, the “Company Public Documents”), as of their respective dates, in compliance in all material respects with applicable Law and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the respective dates.

9.	Books and Records

The books, records and accounts of the Company: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of the Company; and (iii) accurately and fairly reflect the basis for the financial statements of the Company, in each case, in all material respects. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with IFRS and (B) to maintain accountability for assets and liabilities.

10.	Financial Statements

The audited statement of financial position and related statements of operations and comprehensive loss, statements of changes in Shareholders’ equity and statements of cash flows of the Company as at and for the financial year ended January 31, 2012 and the unaudited statement of financial position and related statements of operations and comprehensive loss, statements of changes in Shareholders’ equity and statements of cash flows of the Company as at and for the three or six months ended April 30, 2012 and July 31, 2012 contained in the Company Public Documents were prepared in accordance with IFRS consistently applied and fairly present the financial condition of the Company at the respective dates indicated and the results of operation of the Company for the periods covered thereby. Such statements present fairly, in all material respects, the financial condition and results of operations of the Company as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto). Such financial statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Company. Since January 31, 2012, the Company has not effected any change in its accounting methods, principles or practices, except as otherwise set out in the Company’s financial statements, including the notes thereto.

11.	Undisclosed Liabilities

Except for severance obligations contingent upon a change of control of the Company as described in the Disclosure Letter, the Company has no liabilities or obligations of any nature required to be set forth in a balance sheet or in the notes to the financial statements of the Company under IFRS whether or not accrued, absolute, contingent, determined, determinable or otherwise, that are not so set forth and there is no existing condition, situation or set of circumstances that could be expected to result in such a liability or obligation, except liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

12.	Interest in Properties

(a) Except as set forth in the Disclosure Letter, the Company owns, possesses or has obtained, and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any Regulatory Authority necessary to conduct its businesses relating to its properties as currently conducted. The Company has valid and sufficient right, title and interest, free and clear of any title defect or material Encumbrance: (i) to its permits, concessions, claims, leases, licences, permits or other rights to explore for, exploit, develop, mine or produce minerals and any other properties (other than property to which it is lessee, in which case it has a valid leasehold interest), all of which have been accurately and completely set out in the Disclosure Letter, subject to such permits and licences being renewed and updated on an ongoing basis in accordance with their terms and, in each case, as are necessary to perform the operation of their respective businesses as presently owned and conducted; (ii) to its real property interests, free and clear of any title defect or material Encumbrance, including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Company, leases, rights of way, occupancy rights, surface rights, easements or other real property interests, all of which have been identified in the Disclosure Letter, and, in each case, as are necessary to perform the operation of their respective businesses as presently owned and conducted; or (iii) to, or is entitled to the benefits of, all of its properties and assets (real and personal, tangible and intangible, including leasehold interests) including all the properties and assets reflected in the balance sheet forming part of the Company Public Documents (collectively, the “Company Properties”), except as indicated in the notes thereto or the Disclosure Letter, together with all additions thereto and less all dispositions thereof in the ordinary course of business consistent with past practice, and such properties and assets are not subject to any Encumbrance or defect in title of any kind except as is reflected in the balance sheets forming part of such financial statements and in the notes thereto, except where the failure to have such title, or the existence of such Encumbrance or defects in title, individually or in the aggregate, does not constitute a Material Adverse Effect in respect of the Company.

(b) Except as set out in the Disclosure Letter, (i) the Company has the exclusive right to deal with the Company Properties; (ii) no person other than the Company has any material interest in the Company Properties or any right to acquire any such interest; (iii) there are no earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect the Company’s interests in the Company Properties; (iv) the Company has not received any notice, whether written or oral, from any Regulatory Authority or any person with jurisdiction or applicable authority of any revocation or intention to revoke its interest in the Company Properties; and (v) the Company Properties are in good standing under applicable Law and all work required to be performed has been performed and all Taxes, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(c) There are no adverse claims, actions, suits or proceedings that have been commenced or, to the knowledge of the Company, that are pending or threatened, affecting or which could affect the title to or right to explore or develop the Company Properties, including the title to or ownership by the Company of any of the foregoing, which might involve the possibility of any judgement or liability affecting the Company Properties.

(d) None of the directors or officers of the Company holds any interest in, nor has taken any action to obtain, directly or indirectly, any permit, concession, claim, lease, licence or other rights to explore for, exploit, develop, mine or produce minerals and any other properties located within 20 kilometres of any of the Company Properties.

13.	Absence of Certain Changes or Events

Except as set out in the Company Public Documents, since January 31, 2012: (a) the Company has conducted its business only in the usual, ordinary and regular course and consistent with past practice; (b) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect in respect of the Company, has been incurred; (c) there has not been any acquisition or sale by the Company of any interest in any material property or assets; (d) the Company has not declared or paid any dividends or made any other distributions on any of the Company Shares; (e) the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Company Shares; or (f) there has not been any event which has had or is reasonably likely to have a Material Adverse Effect in respect of the Company.

14.	No Defaults

The Company is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default, any contract or agreement to which it is a party which would, if terminated due to such default, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

15.	Severance and Employment Agreements

(a) Except as set out in the Disclosure Letter, the Company has not entered into any written or oral agreement or understanding providing for severance, termination or other payments to any director, officer, employee or consultant in connection with the termination of his or her position or his or her employment following a change in control of the Company or otherwise on a change in control of the Company. The amounts of such payment requirements do not and will not exceed $292,000 in the aggregate.

(b) The Company is not a party to any collective bargaining agreement or subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current pending or threatened strikes or lock-outs at the Company.

(c) The Company is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation, actual or, to the knowledge of the Company, threatened, relating to employment or termination of employment of employees, consultants or independent contractors.

(d) The Company has operated in accordance, in all material respects, with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any board or tribunal with respect to any of the areas listed herein.

(e) The Disclosure Letter sets out a complete and accurate list of the names of all individuals who are full-time or part-time employees or individuals engaged on contract to provide employment services or sales or other agents or representatives of the Company (“Employees”). Such list includes all Employees as at the date hereof including any on lay-off or leave of absence, who have been absent continually from work for a period in excess of one month.

(f) Except as set out in the Disclosure Letter, the Company has not made any commitment to provide, or any representation in respect of, any general increase in the compensation of any Employees (including any increase pursuant to a Benefit Plan) or any increase in any such compensation or bonus payable to any Employee, or to make any loan to, or to engage in any transaction with, any Employee, except in the usual, ordinary and regular course of business and consistent with past practice.

(g) All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canadian Pension Plan premiums, accrued wages, salaries and commissions, severance pay and employee benefit plan payments have been reflected in the books and records of the Company. The Company has no material liabilities or any obligations whatsoever in respect of any retired or former Employee.

16.	Pension and Employee Benefits

(a) The Company has complied in all material respects with all the terms of, and all applicable Law in respect of, the pension and other employee compensation and benefit obligations of the Company including the terms of any funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company (collectively, the “Benefit Plans”) and all Benefit Plans are, as of the last actuarial valuation for same, fully funded and in good standing with such regulatory authorities as may be applicable.

(b) No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Benefit Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material taxes, fees, penalties or levies under applicable laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Benefit Plans or their assets which would have a Material Adverse Effect in respect of the Company.

(c) The Company has no pension or retirement income plans, and has not made any agreements or promises with respect to same.

(d) The Company has no stock option plan or similar arrangement other than the Company Option Plan. The Disclosure Letter sets forth a complete, up-to-date and accurate list of all Optionholders under the Company Option Plan, together with the number of Options granted, the exercise price, vesting provisions and the expiry date thereof.

(e) Neither the Company nor any subsidiary nor any other affiliate maintains or contributes to, or has ever maintained or contributed to, an employee benefit plan, program, arrangement or agreement that is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or to the prohibited transaction provisions of section 4975 of the Code.

17.	Litigation, Etc.

Except as disclosed or reflected in the Company Public Documents, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against or relating to the Company or affecting any of its properties or assets before or by any court or governmental or regulatory authority or body which, if adversely determined, is likely to have a Material Adverse Effect in respect of the Company or prevent or materially delay consummation of the transactions contemplated by this Agreement, nor is the Company aware of any basis for any such claim, action, proceeding or investigation. The Company is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect in respect of the Company or prevent or materially delay consummation of the transactions contemplated by this Agreement.

18.	Environmental

All operations of the Company have been, and are now, in compliance with all applicable Law relating to the protection of the environment, employee occupational health or safety, closure or other reclamation obligations or the use, storage, handling, release, disposal, remediation or transportation of pollutants, contaminants, waste or hazardous or toxic materials (collectively, “Environmental Laws”), except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company. The Company is not aware of, or is not subject to:

(a)	any proceeding, application, order or directive which relates to environmental, health or safety or closure or other reclamation matters, and which may require any material work, repairs, construction, reclamation, remediation or expenditures; or

(b)	any written demand or notice, with respect to the breach of any Environmental Laws applicable to the Company, including any regulations respecting the use, storage, treatment, transportation, or disposition of any pollutants, contaminant, waste of any nature, hazardous material, toxic substance, dangerous substance or dangerous good as defined in any applicable Environmental Laws, which would, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

19.	Taxes

(a) The Company has timely filed, or caused to be filed, all Tax Returns required to be filed by it, such Tax Returns were true, correct and complete in all material respects, the Company has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable (including all instalments on account of Taxes for the current year, that are due and payable by the Company whether or not assessed (or reassessed) by the appropriate governmental entity), and the Company has provided adequate accruals in accordance with IFRS in its most recently published financial statements for any Taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material Tax liability not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business.

(b) There are no proceedings, investigations, audits or Claims now pending or, to the knowledge of the Company, threatened against the Company in respect of any Taxes and there are no matters under discussion, audit or appeal with any governmental entity relating to Taxes. The Tax Returns of the Company with respect to Taxes have been examined by and settled with the relevant taxing authorities, or the statute of limitations with respect to the relevant Tax liabilities has expired, for all taxable periods through and including the year ended January 31, 2011.

(c) There are no material proposed (but unassessed) additional Taxes and none has been asserted in writing by the Canada Revenue Agency or any other taxing authority, including any sales tax authority, in connection with any of the Tax Returns referred to above. No Tax liens have been filed in respect of any of the assets or properties of the Company.

(d) The Company is not nor has it been a member of any consolidated, affiliated or unitary group for Tax purposes. The Company is not a party to or bound by any tax allocation or sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes.

(e) The Company has not requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(i)	to file any Tax Return (which has not since been filed) in respect of any Taxes for which the Company is or may be liable;

(ii)	to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which the Company is or may be liable;

(iii)	the Company is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

(iv)	any governmental authority may assess or collect Taxes for which the Company is liable.

(f) The Company has duly and timely deducted, collected or withheld from any amount paid or credited by it to or for the account or benefit of any person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate governmental authority all income taxes, employment insurance premiums, pension plan contributions, employer health tax remittances, sales taxes, use taxes, goods and services taxes, non-resident withholding taxes and other Taxes and amounts it is required by applicable Law to so deduct, or collect or withhold and remit.

(g) The Company has not acquired property or services from, or disposed of property or provided services to, any person with whom it does not deal at arm’s length for an amount that is other than the fair market value of such property or services.

(h) For all transactions between the Company and any person who is not resident in Canada for purposes of the Tax Act with whom the Company was not dealing at arm’s length for purposes of the Tax Act, the Company has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(i) No circumstances exist or could reasonably be expected to arise as a result of matters existing before the Expiry Time that may result in the Company being subject to the application of section 159 or 160 of the Tax Act or comparable provisions of any other legislation or otherwise cause the Company to be liable for Taxes of any other person.

(j) The balance in the “low rate income pool” (as defined in subsection 89(1) of the Tax Act) of the Company for the purposes of the Tax Act is, and will be as of the Expiry Time, nil.

(k) None of sections 80 to 80.04 of the Tax Act have applied to the Company, and there are no circumstances existing which could reasonably be expected to result in the application of sections 78 to 80.04 of the Tax Act to the Company.

(l) No claim has ever been made by any governmental authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Taxes or is required to file Tax Returns in that jurisdiction.

(m) Any corporate reorganizations of the Company have been completed in accordance with applicable Tax requirements, including the filing of all necessary documents, and no Tax liabilities are pending in relation to any such corporate reorganizations.

(n) The Company has satisfied all of its obligations in respect of its issuance of any “flow-through shares”, as defined in subsection 66(15) of the Tax Act, and has no outstanding liabilities, contingent or otherwise, in respect of any such share issuances.

(o) There are no rulings or closing agreements relating to the Company which could affect the Company’s liability for Taxes for any taxable period after the Expiry Time. The Company has not requested a private letter ruling from the United States Internal Revenue Service or comparable rulings from other taxing authorities.

(p) The Company has no contractual liability for Taxes of any person other than the Company under U.S. Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign Law), as a successor or transferee or otherwise.

(q) The Company has not participated in a “listed transaction” within the meaning of U.S. Treasury Regulation section 1.6011-4(b)(2) or in any other “reportable transaction” within the meaning of U.S. Treasury Regulation section 1.6011-4(b)(1).

(r) During the last three years the Company has not been a party to any transaction (other than a transaction described in section 355(e)(2)(C) of the Code) treated by the parties thereto as one to which section 355 of the Code (or any similar provision of state, local, or foreign Law) applied.

(s) There are no Tax credits, grants or similar amounts that are or will be subject to “clawback” or recapture as a result of the transactions contemplated by this Agreement or an act (or failure to act) by the Company to satisfy any requirement on which the credit, grant or similar amount is or was conditioned.

(t) Neither the Company nor any subsidiary nor any other affiliate employs or has ever employed, or engaged, any employee, officer, director, consultant or independent contractor, who is a United States citizen or is otherwise subject to United States income taxation.

(u) The Company has never engaged in a “trade or business” in the United States as that term is defined in section 864 of the Code through a permanent establishment in the United States, and has not conducted any activity in a state or local taxing jurisdiction in the United States that would result in the imposition of any state or local Tax on the Company.

20.	No Insolvency

No act or proceeding has been taken by or against the Company in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company, or the appointment of a trustee, receiver, manager or other administrator of the Company or any of its properties or assets nor, to the knowledge of the Company, is any threatened. The Company has not sought protection under the Bankruptcy and Insolvency Act (Canada) or the Company Creditors Arrangement Act (Canada) or similar legislation in other Canadian and foreign jurisdictions. None of the Company nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would or could materially impede the completion of the Offer or other transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect in respect of the Company.

21.	Fairness Opinions

The Company has received an oral opinion from the Financial Advisor that the Offer is fair from a financial point of view to the Shareholders and the Financial Advisor shall provide its written Fairness Opinion, in form and substance satisfactory to the Offeror, acting reasonably, for inclusion in the Directors’ Circular.

22.	Intellectual Property

The Company does not own or possess any intellectual property rights including any patents, copyrights, trade secrets, trademarks, service marks or trade names.

23.	Insurance

Policies of insurance in force as of the date hereof naming the Company as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Company for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Company, acting reasonably, prudent to seek such insurance rather than provide for self-insurance. All such policies of insurance shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the Offer.

24.	Guarantees

Except as set out in the Disclosure Letter, the Company has not given or agreed to give, nor is it a party to or bound by, any guarantee of indebtedness, indemnity or suretyship of other obligations of any person (collectively, “Guarantees”), nor is it contingently responsible for any such indemnity or suretyship or obligations other than any Guarantees which, if enforced in accordance with their terms, would not individually or in the aggregate, have a Material Adverse Effect in respect of the Company, and performance or completion bonds delivered in the usual, ordinary and regular course which, individually or in the aggregate, do not exceed $50,000. No Claims have been made, and, to the knowledge of the Company, are threatened, under or in respect of any Guarantee of, or delivered by, the Company, except for such Claims which, individually or in the aggregate, do not exceed $50,000.

25.	Business

The business of the Company consists solely of mineral exploration and all activities related thereto and the Company is not engaged in any other business. There is no agreement, judgment, injunction, order or decree binding upon the Company that has, or could reasonably be expected to have, the effect of materially prohibiting, restricting or impairing any business practice of the Company, any acquisition of property by the Company the conduct of business by the Company as currently conducted.

26.	Full Disclosure

All information provided to the Offeror and its Representatives in relation to its and their due diligence requests was accurate in all material respects as at its respective date as stated therein or, if any such information is undated, the date it was delivered to the Offeror or its Representatives, and no material facts have been omitted from such information which would make such information misleading, except to the extent, in each such case, subsequent information has been provided to the Offeror prior to the date of this Agreement, which has corrected any inaccuracy contained in the original information.

27.	Change of Control

Except as set out in the Disclosure Letter, the Company is not a party to any contract, agreement or understanding or any series of contracts, agreements or understandings which could reasonably be expected to have an adverse financial impact on the Company and which contain a “change of control” or similar provision.

28.	Assets and Sales

The aggregate value of the Company’s assets in Canada and the annual gross revenues from sales in or from Canada generated by those assets, all as determined as of the time and in the manner that are prescribed in Part IX of the Competition Act and the Notifiable Transactions Regulations thereunder, do not exceed the amount determined under subsection 110(8) of the Competition Act.

The principal offices of the Company are not located in the United States. The Company, including all entities “controlled” by the Company for purposes of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, does not, and prior to the completion of the Offer will not, hold assets located in the United States with a fair market value in excess of U.S.$68.2 million in the aggregate and, during the 12 month period ended January 1, 2012, (i) the Company did not make sales in or into the United States in excess of U.S.$68.2 million in the aggregate, and (ii) the assets that the Company and its subsidiaries hold as of immediately prior to completion of the Offer did not generate sales in or into the United States in excess of U.S.$68.2 million in the aggregate.

29.	United States Securities Laws

(a) The Company is a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(b) No securities of the Company are registered or required to be registered under Section 12 of the Exchange Act, and the Company has not had, and does not have, any reporting obligations under Section 13(a) of Section 15(d) of the Exchange Act;

(c) The Company is not registered, and is not required to be registered, as an “investment company” under the United States Investment Company Act of 1940, as amended.

(d) To the best knowledge, information and belief of the Company, persons holding not more than 25% of the Company Shares are “U.S. holders” (calculated as described in Form F-8).

(e) The Options and the Warrants were issued in compliance with an exemption or exclusion from the registration requirements of the U.S. Securities Act and all applicable state securities laws.

30.	Mineral Reserves and Resources

The most recent estimated indicated, measured and inferred mineral resources disclosed in the Company Public Documents have been prepared and disclosed in all material respects in accordance with accepted engineering practices and applicable Law. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Company, taken as a whole, from the amounts disclosed in the Company Public Documents.

31.	Related Party Transactions

The Company is not indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Affiliates or Associates (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). Except as disclosed in the Company Public Documents, on or before the date hereof, no director, officer, employee or agent of the Company or any of its Affiliates or Associates is a party to any loan, contract, arrangement or understanding or other transactions with the Company required to be disclosed pursuant to applicable securities Law. Except as set out in the Disclosure Letter, there are no contracts or other transactions between the Company, on the one hand, and any (i) officer or director of the Company, (ii) any holder of record or beneficial owner of 2% or more of any class of the voting or non-voting equity securities of the Company, or (iii) any Affiliate or Associate of any such officer, director or beneficial owner, on the other hand.